Our ref: 437/E00-E0E/REL/12

7 September 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk

        Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form-20 F”)

        Filed April 30, 2012

        File No. 001-13330

Dear Mr. Spirgel,

Thank you very much for your comments on our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2011 filed on April 30, 2012. Set forth below are the responses of PT Indosat Tbk (the “Company” or “Indosat”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). These comments were contained in the Staff’s comment letter to the Company dated August 23, 2012 (the “Comment Letter”).  A copy of the text of the Staff’s comments is set forth in this letter in italics and the Company’s response to each comment immediately follows the italicized comment.

1. Operating Data, page 28:  In footnote 1 to the table of operating data, you state that your number of prepaid cellular subscribers, minutes of usage per cellular subscriber and ARPU presented in this annual report are not comparable between certain periods due to changes in the method used to calculate the number of prepaid cellular subscribers. In future filings, please identify the specific time periods that are not comparable. Disclose how the calculations of prepaid cellular subscribers differed between the periods (e.g., what grace periods were used to determine the number of active prepaid cellular subscribers), why they were different, and how it impacted the data.

Response:

The Company defines an “active prepaid cellular subscriber” as a cellular subscriber who is either a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber.” A “new active prepaid cellular subscriber” is a subscriber who has, as of any specified date (a “relevant date”), activated a new prepaid SIM card within the last 63 days of the relevant date (such period is defined as the “new prepaid cellular subscriber life cycle”). The “new prepaid cellular subscriber life cycle” includes a 30-day “active period,” a 30-day “grace period” and a 3-day “expiry period.” A “recharging active prepaid cellular subscriber” is an existing prepaid cellular subscriber who recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card.

In 2010, in line with industry practice in Indonesia, the Company changed the manner of defining a “new active prepaid cellular subscriber” by increasing the “active period” of the “new prepaid cellular subscriber life cycle” from 15 days to 30 days, which increased the “new prepaid cellular subscriber life cycle” from 48 days to 63 days. This change affected the manner of computing the “number of prepaid cellular subscribers,” “total number of cellular subscribers,” “ARPU” and “Minutes of Usage.” Thus, the “number of prepaid cellular subscribers,” “total number of cellular subscribers,” “ARPU” and “Minutes of Usage” presented in 2009 were not comparable to data presented in 2010 and 2011. The Company has not changed the manner of defining a “new active prepaid cellular subscriber” since 2010.

In future filings, in case the data presented are not comparable, the Company will expand the explanation in the footnote by specifying the periods that are not comparable, how the calculations of prepaid cellular subscribers differ between the periods (e.g., what grace periods, active periods or expiry periods are used to determine the number of active prepaid cellular subscribers), why they are different, and how it impacts the data.

Here is a sample of the proposed format of the footnote, describing the impact of the change in the manner of computing the number of active prepaid cellular subscribers from 2009 to 2010:

“We define an “active prepaid cellular subscriber” as a cellular subscriber who is either a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber.” A “new active prepaid cellular subscriber” is a subscriber who has, as of the relevant date, activated a new prepaid SIM card within the last 63 days of the relevant date (such period is defined as the “new prepaid cellular subscriber life cycle”). The “new prepaid cellular subscriber life cycle” includes a 30-day “active period,” a 30-day “grace period” and a 3-day expiry period. A “recharging active prepaid cellular subscriber” is an existing prepaid cellular subscriber who recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card.

In 2010, we changed the manner of defining a “new active prepaid cellular subscriber” by increasing the “active period” of the “new prepaid cellular subscriber life cycle” from 15 days to 30 days, which increased the “new prepaid cellular subscriber life cycle” from 48 days to 63 days. This change affected the manner of computing the “number of prepaid cellular subscribers,” “total number of cellular subscribers,” “ARPU” and “Minutes of Usage.” Thus, the “number of prepaid cellular subscribers,” “total number of cellular subscribers,” “ARPU” and “Minutes of Usage” presented in 2009 were not comparable to data presented in 2010 and 2011. If we had continued to use the previous manner of calculating the number of active prepaid cellular subscribers for each of 2009, 2010 and 2011 by using an “active period” of the “new prepaid cellular subscriber life cycle” of 15 days and a “new prepaid cellular life cycle” of 48 days for all three periods, then for 2010 and 2011, the number of prepaid cellular subscribers and total number of cellular subscribers would be lower, and the ARPU and Minutes of Usage would be higher, than what we reported for such periods using the revised manner of calculating the number of active prepaid cellular subscribers.

In future filings, in line with the proposed disclosure above, we will include a definition of “Active Cellular Subscriber” and update the definition of “ARPU” and “Minutes of Usage” as follows:

“Active cellular subscriber: a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 120 days after the last statement date; or (ii) in the case of a prepaid cellular subscriber, is either a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber.” A “new active prepaid cellular subscriber” is a subscriber who has, as of the relevant date, activated a new prepaid SIM card within the last 63 days of the relevant date (such period is defined as the “new prepaid cellular subscriber life cycle”). The “new prepaid cellular subscriber life cycle” includes a 30-day “active period,” a 30-day “grace period” and a 3-day expiry period. A “recharging active prepaid cellular subscriber” is an existing prepaid cellular subscriber who recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card.”

“ARPU: Average Revenue Per User, an evaluation statistic for a network operator’s subscriber base. ARPU is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.”

“Minutes of Usage: the minutes of usage per cellular subscriber, computed by dividing the total minutes of incoming and outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.”

In addition, in future filings, we will update the Risk Factor language:

“Our subscriber-related operating data may not be comparable between periods

We define an “active cellular subscriber” as a cellular subscriber who, in the case of a prepaid cellular subscriber, is either a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber.” A “new active prepaid cellular subscriber” is a subscriber who has, as of the relevant date, activated a new prepaid SIM card within the last 63 days of the relevant date (such period is defined as the “new prepaid cellular subscriber life cycle”). The “new prepaid cellular subscriber life cycle” includes a 30-day “active period,” a 30-day “grace period” and a 3-day expiry period. A “recharging active prepaid cellular subscriber” is an existing prepaid cellular subscriber who recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card.

We have from time to time changed the manner of calculating a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber” by changing the applicable active period or grace period in order to reflect industry practice in Indonesia and, in case of recharging active prepaid cellular subscribers, to more accurately reflect those subscribers whom were most likely to recharge their SIM cards. Increasing or decreasing the active period or grace period affects the calculation of our number of prepaid cellular subscribers, total number of cellular subscribers, Minutes of Usage per subscriber and ARPU.

As a result of the foregoing, our number of prepaid cellular subscribers, total number of cellular subscribers, Minutes of Usage per subscriber and ARPU may not reflect the actual number of cellular subscribers and are not comparable between periods. Accordingly, you should not place undue reliance on the accuracy of this data or comparison of this data from period to period.”

In future filings, we will also make corresponding changes to affected portions of the Form 20-F.

2. Regulation of the Indonesian Telecommunications Industry, page 59: In future filings, please include a discussion of the regulations that govern foreign ownership in the telecommunication services business. We note your risk factor on this subject on page 17. In the disclosure, discuss any uncertainties regarding the application of the Negative List restrictions to publicly listed companies such as your company.

Response:

In future filings, the Company will include a discussion of the Negative List in the Regulation section, including any uncertainty regarding the application of the Negative List to publicly listed companies.

3. Item 5: Operating and Financial Review and Prospects, page 65; Tariff and Pricing Levels, page 67: It appears, from the data disclosed on page F-110, the company provides services to state-owned companies at a loss. That is, we note the disclosed operating expenses for services provided to state-owned companies exceeded operating revenues received from state-owned companies in each of the last three years. With a view towards expanded disclosure here, in Note 29, and under Risk Factors if appropriate, please explain to us why this circumstance has occurred in each of the past three years. If you have entered into service contracts with state-owned companies that are at less favorable terms than what you have obtained from unrelated parties, you should clearly disclose this fact.

Response:

The Company’s disclosure on page F-110 identified the effects of related party transactions on the Company’s statements of comprehensive income, whether arising from sales of products or services to related parties (in which case they were reported in the “Operating revenues” section) or from the purchase of products or services from related parties (in which case they were reported in the “Operating expenses” section). Those transactions with related parties were made under terms and conditions that were no less favorable than what the Company would have made with unrelated parties.

The Company’s operating revenues received from state-owned companies, which are related parties, were mainly generated from incoming interconnection for Indosat’s cellular and international call services.

On the other hand, the Company’s operating expenses incurred related to transactions with state-owned companies consisted of the interconnection costs that Indosat paid to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”) and PT Telekomunikasi Selular (“Telkomsel”), which are state-owned companies, for the calls generated from all of Indosat’s prepaid and postpaid cellular subscribers to Telkom’s and Telkomsel’s subscribers.

The interconnection costs incurred were higher than interconnection revenues that Indosat received from Telkom and Telkomsel because Telkom and Telkomsel have more subscribers, resulting in the generation of more outgoing calls to Telkom’s and Telkomsel’s subscribers than incoming calls from such subscribers.

In addition, the Company used electricity provided by Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), a state-owned company that provides electricity in Indonesia.  On the other hand, Indosat provided leased circuit services to PLN. The revenues received from PLN were less than the electricity expenses paid to PLN.

Since the revenues received from state-owned companies and operating expenses incurred in favor of state-owned companies are derived from independent and unrelated transactions, the Company believes that it is not appropriate to include additional risk factor language.

4. Tower Sale Transaction, page 68: Please explain to us all of the significant terms of the February 7, 2012 sale leaseback transaction with Tower Bersama, including all of the related cash flows and the obligations of the parties involved, and your consideration of these terms when concluding upon the appropriate accounting for the transaction. Provide in your response your comprehensive analysis of the terms and conditions in the arrangement under the guidance found in IAS 17 and IFRIC 4.

Response:

As agreed with the Staff via telephone on September 5, 2012, the Company is in the process of preparing a letter to the SEC’s Office of the Chief Accountant on the proposed accounting treatment applied to the sale leaseback transaction with Tower Bersama, which is expected to be submitted on or before October 31, 2012. The letter will include a summary of the significant terms of the transaction. The Company will keep the Division of Corporate Finance copied on all such correspondence.

5. Overview of Operations, page 70: We note that your segment information on page F-133 discloses the company manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications, and MIDI, based on revenue and costs that are directly attributable to the operating segments, resulting in segment operating income. Please revise your discussion of Operating Results in future filings to address your reportable segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please provide us with your proposed disclosures.

Response:

In future filings, as part of “Item 5: Operating and Financial Review and Prospects – Operating Results” (page 80), the Company will include a subsection containing information on and discussions of segmented operating revenues, operating expenses and operating income based on three major reportable segments: cellular, MIDI and fixed telecommunication. Here is a sample of the proposed format of the subsection:

“Segment Results

	For the year ended December 31,
	2010		2011		2012
	Rp	%	Rp	%	Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Segmented Operating Revenues
Cellular services	15,867.1	80.8	16,561.0	81.3
MIDI services	2,488.1	12.7	2,578.4	12.6
Fixed telecommunications services	1,293.2	6.5	1,250.0	6.1

Total operating revenues	19,648.4	100.0	20,389.4	100.0

Segmented Operating Expenses
Cellular services	12,926.9	80.0	13,737.4	79.5
MIDI services	1,903.9	11.8	2,201.9	12.7
Fixed telecommunications services	1,328.5	8.2	1,350.0	7.8

Total operating expenses	16,159.3	100.0	17,289.3	100.0

Segmented Operating Income
Cellular services	2,940.2	84.3	2,823.6	91.1
MIDI Services	584.2	16.7	376.5	12.1
Fixed telecommunications services	(35.3)	(1.0)	(100.0)	(3.2)

Total operating income	3,489.1	100.0	3,100.1	100.0

Cellular Services

[Discussion of 2012 results to be included once available]

Cellular services operating income decreased by Rp116.6 billion from Rp2,940.2 billion in 2010 to Rp2,823.6 billion (US$311.4 million) in 2011 mainly due to the increase in BlackBerry license fees, the additional personnel expenses under the VSS program in 2011, and increased Government levies on frequency fees. These increased expenses offset the increase in cellular services operating revenues which were mainly due from the increase in the number of subscribers and from tower leasing activities.

MIDI Services

[Discussion of 2012 results to be included once available]

MIDI services operating income decreased by Rp207.7 billion from Rp584.2 billion in 2010 to Rp376.5 billion (US$41.5 million) in 2011 mainly due to the additional personnel expenses under the VSS program in 2011 and an increase in Government levies on concession fees. These increased expenses offset the increase in operating revenues from MIDI services, which were mainly due to an increase in the number of customers.

Fixed Telecommunication Services

[Discussion of 2012 results to be included once available]

Fixed telecommunications services operating losses increased by Rp64.7 billion from Rp35.3 billion in 2010 to Rp100.0 billion (US$11.0 million) in 2011, mainly due to the decrease in fixed telecommunications services operating revenue of Rp43.2 billion and the increase in fixed telecommunications services operating expenses, which were, in turn, driven by higher interconnection fees that we pay to overseas telecommunication operators.”

6. Tabular Disclosure of Contractual Obligations, page 100: In future filings, please expand your contractual obligations table to include your contractual interest obligations related to your long-term debt obligations. We note you currently exclude these contractual obligations, as noted in footnote 1 to the table. However, we believe that based upon your current total indebtedness, the current interest rates as charged on that total indebtedness appears to be a material amount as compared to your total assets and operations.

Response:

In future filings, the Company will include contractual interest obligations related to the Company’s long-term debt obligations in the tabular disclosure of contractual obligations. Thus, in “Item 5: Operating and Financial Review and Prospects: F. Tabular Disclosure of Contractual Obligations” of the Form 20-F (Page 100), the Company will revise the table as follows:

Payments due by the period December 31
	Total		2013		2014-2015		2016-2017		2018 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
(Rp in billions and US$ in millions)
Contractual obligations:
Loans payable (including short-term loan)	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….
Bonds payable	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….
Interest payable on loans and bonds ………………….	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….
Obligation under finance lease	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….
Purchase obligations	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….
Other non-current liabilities and other non-current financial liabilities	..........	……….	……….	……….	……….	……….	……….	……….	……….	……….

Total contractual cash obligations

7. Financial Statements; Summary of Significant Accounting Policies, page F-18; f5. Revenue recognition and expense recognition, page F-28: Please tell us whether you sell bundled products and services (multiple element transactions) requiring you to apply recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. If you do, please address how you determine whether a transaction involving multiple elements contains more than one unit of accounting, and how transaction consideration is measured and allocated to the separate units of accounting in the transaction.

Response:

The Company offered a bundled program (which meets the criteria of a multiple element transaction) to its corporate postpaid customers, comprised of a package consisting of cellular handsets and services covering a 24-month subscription period. However, the program is immaterial to the Company’s consolidated financial statements. For the year ended December 31, 2011, such bundled program contributed only Rp18,960,554,930 (US$2,090,930) of revenues equivalent to 0.09% of the Company’s total revenues and 0.61% of the Company’s operating income.

The Company assessed and accounted for such multiple-element arrangement using U.S. GAAP guidance (ASC 605-25) since there is no additional guidance under IFRS on how to identify individual elements of a multiple-element arrangement and how to allocate cash consideration received. The Company assessed the separate units of accounting of the arrangement applying the criteria under ASC 605-25-25-5.  In addition, the Company measured and allocated the consideration from the program using relative selling prices, as set forth in ASC 605-25-30-2. The relative selling prices for each unit of accounting was taken from third-party evidence of selling prices (i.e., the price of competitors’ largely interchangeable products or services in standalone sales to similarly situated customers).

8. Taxes Receivable, page F-51: With a view towards expanded disclosure, please explain to us your assessment of the likelihood of fully collecting the tax refunds receivable of Rp514,934. Also, please explain to us your accounting policy and the basis for this policy under IFRS. Specifically explain in your response to us why it is appropriate to report this item as a current asset on your balance sheet.

Response:

Indonesia uses a self-assessment system under which taxpayers are trusted to calculate, pay, and report their own taxes in accordance with prevailing tax laws and regulations. However, the Indonesian Tax Authority (“ITA”) may issue tax assessment letters to a particular taxpayer if it finds that, based on a tax audit or on other information, the taxpayer has not fully paid all tax liabilities. A tax audit will be conducted with respect to a taxpayer claiming a tax refund (such as when a tax return shows an overpayment position). A tax audit has to be completed within 12 months from the submission of the overpayment corporate tax return; if the 12-month period lapses and a tax assessment letter (“SKP”) is not yet issued, then the tax refund is deemed granted.

In addition, a taxpayer who does not agree with a SKP can submit an objection to the ITA within three months of the issuance date of the SKP. The ITA has to issue an objection decision within the 12 month period from submission of the objection letter, otherwise the objection will be deemed granted. A taxpayer who does not accept the objection decision can file an appeal with the tax court within three months from the issuance of the objection decision. The tax court generally has to decide on an appeal within 12 months, with an extension of an additional three months in special cases.

In future filings, the Company will expand its disclosure to provide readers with a better understanding of the tax receivable collection process and why it believes the tax receivables will be collected.

Assessment of likelihood of collectability of receivables

The Company’s assessment of the likelihood of collectability of tax refunds receivable of the aggregate amount of Rp514,934 is as follows:

i.

Tax refund receivable from 2002 corporate income tax amounting to Rp103,163

In June 2009, the Company received an assessment letter on tax underpayment (“SKPKB”) from the ITA for the 2002 corporate income tax of PT Satelit Palapa Indonesia (“Satelindo”, the Company’s former subsidiary which was merged into the Company in November 2003) amounting to Rp105,809. The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646, which was charged to current operations in 2009. Under Indonesian tax law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. Thus, the Company paid the underpayment assessment based on the SKPKB in July 2009 and submitted an objection letter in August 2009 to the ITA for the balance of the correction which related to the deductibility of write-off of bad debts.

In October 2010, the Company submitted an appeal letter to the tax court. As of December 31, 2011, no decision has been made by the tax court. The Company and its external tax consultant believe that it is probable that the tax court will rule in the Company’s favor.

ii.

Tax refund receivable from 2009 corporate income tax amounting to Rp65,570

In April 2011, the Company received an assessment letter on tax overpayment (SKPLB) from the ITA for the Company’s 2009 corporate income tax. The Company had initially claimed a tax overpayment of Rp95,677, but the ITA only allowed Rp29,272, leaving a balance of Rp66,405. The Company accepted a part of the correction amounting to Rp835, which was charged to current operations in 2011, leaving a balance of Rp65,570 that the Company is claiming. The Company received the allowed portion of the claim of Rp29,272 in May 2011.

In July 2011, the Company submitted an objection letter to the ITA regarding the balance of the correction on the Company’s 2009 corporate income tax amounting to Rp65,570 which related to the deductibility of the loss and taxability of the gain from the change of fair value of derivatives. As of December 31, 2011, no decision has been made by the ITA.

The Company won a similar objection with the tax court for the fiscal year 2006. The Company and its external tax consultant believe that it is probable that the tax court will rule in the Company’s favor.

iii.

Tax refund receivables from 2010 and 2011 corporate income taxes of the Company and its subsidiaries totaling Rp164,483 and Rp181,718, respectively

The 2010 and 2011 tax refund receivables represent the 2010 and 2011 tax overpayment which arose because the prepayments of income tax exceeded the income tax calculated and reported by the Company and its subsidiaries in their annual income tax return in accordance with Indonesian tax laws and regulations. Thus, the Company and its subsidiaries believe that they will recover the tax refunds receivable for 2010 and 2011.

Accounting Policy

The Company applies IAS 12, Income Taxes, to account for its current income taxes.  According to IAS 12:

•

Par 5: Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period.

•

Par 12: Current tax for current and prior periods should, to the extent unpaid, be recognized as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess should be recognized as an asset.

•

Par 46: Current tax should be measured at the amount expected to be paid to or recovered from the tax authorities by reference to tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

The Company follows IAS 12 pars. 5, 12 and 46 above in determining when the tax receivable should be recorded.

According to IAS 1, Presentation of Financial Statements par 66, “An entity shall classify an asset as current when:
(a) it expects to realise the asset, or intends to sell or consume it, in its normal operating cycle;
(b) it holds the asset primarily for the purpose of trading;
(c) it expects to realise the asset within twelve months after the reporting period; or

 (d)     the asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

An entity shall classify all other assets as non-current”

As discussed above, under Indonesian tax law, each of the different stages of the tax audit process (i.e., a completion of a tax audit by the ITA, an objection decision by the ITA, and an appeal decision by the tax court) is generally required to be completed within 12 months, respectively. Since the Company expected the tax receivables to be collected within 12 months under the applicable stage of the tax audit process, the Company presented the tax receivables as current assets.

However, as shown by the Company’s current and recent experience with the tax receivables discussed above, it is expected that in many situations the Company will collect tax receivables more than 12 months from its initial recording.  Under these circumstances, pursuant to IAS 1 par 66, the tax receivables related to corporate income tax should be presented as non-current assets.

The amount involved was not material to the Company’s 2011 financial statements (representing 7.90%, 1.10% and 0.97% of total current assets, non-current assets and total assets, respectively). Given the Company’s recent experience with the ITA and the tax court, in future filings, the Company expects to, as appropriate under IAS 1 par 66 present tax refund receivables related to corporate income tax as non-current assets.

In closing, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

Curt Stefan Carlsson

Director and

Chief Financial Officer

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